Exhibit (a)(17)


                 DIME REJECTS NORTH FORK'S HOSTILE EXHANGE OFFER

                   SAYS OFFER IS INADEQUATE, UNACHIEVABLE AND
                       NOT IN STOCKHOLDERS' BEST INTERESTS

  BOARD UNANIMOUSLY URGES DIME STOCKHOLDERS NOT TO TENDER SHARES TO NORTH FORK

                POSTPONES MARCH 24TH SPECIAL STOCKHOLDERS MEETING


NEW YORK - March 21, 2000 - Dime Bancorp, Inc. (NYSE: DME) announced today that its board of directors unanimously rejected the exchange offer recently filed by North Fork Bancorporation, Inc. (NYSE: NFB). In a filing today with the Securities and Exchange Commission, Dime describes North Fork's hostile offer as inadequate, unachievable and not in the best interests of Dime stockholders. Dime's board urges stockholders to reject North Fork's offer by not tendering their shares.

"North Fork's most recent hostile actions, which include multiple lawsuits and distorted disclosure, have not changed, but rather reinforced, our belief that the offer is being made for the wrong price, by the wrong company, at the wrong time and is unlikely to succeed," said Lawrence J. Toal, Chairman and Chief Executive Officer of Dime.

"The Dime board's conclusion that combining with North Fork makes no strategic or financial sense is the same conclusion we reached a year and a half ago when our two companies discussed a potential merger and mutually agreed not to proceed," Mr. Toal added. "Consistent with its fiduciary duties, Dime's board of directors believes that it cannot approve North Fork's offer, whether or not the proposed merger of equals with Hudson United is completed.

"We remain committed to the proposed merger with Hudson United. However, if the merger agreement with Hudson United is terminated for any reason, it would be the board's intention to explore all strategic options available to it at that time in order to enhance stockholder value.

"Furthermore, North Fork's reputation as a 'slash and burn' acquiror raises the specter of wholesale branch closings on both sides, massive layoffs of Dime and North Fork employees, and severe disruption to the customers and communities served by both institutions," Mr. Toal concluded.


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In material being mailed to stockholders today, Dime's board noted that North
Fork's offer is:

o Inadequate, from a financial point of view, in the opinions of Credit Suisse First Boston and Merrill Lynch & Co., Dime's financial advisors.

o Highly dilutive to Dime's stockholders, resulting in 14% dilution to estimates of Dime's earnings per share in 2001.

o Priced far below comparable acquisitions, representing only 7.5 times Dime's estimated earnings for 2000. North Fork's last two acquisitions averaged 17.8 times earnings.

o Based on unachievable cost savings. North Fork's offer assumes expense reductions equal to about 50% of Dime's 2001 banking operations expense base and 86% of North Fork's annualized 1999 fourth-quarter banking operations expenses. This level of expense reduction far exceeds the level assumed in any recently announced comparable in-market bank or thrift combination.

o Unlikely to succeed, because of significant conditions North Fork has imposed, several of which require the approval of Dime's board of directors. The board believes that, consistent with its fiduciary duties, it cannot approve North Fork's offer - whether or not the Dime/Hudson United merger is completed. North Fork's offer could also be impeded by antitrust scrutiny and by regulatory issues surrounding North Fork's "unique relationship" with Fleet Boston Corporation.

o Subject to high integration risk, because the acquisition of Dime would be seven times larger than North Fork's next largest transaction, is being done on a hostile basis, requires an extraordinarily high level of cost savings, and follows on the virtual heels of two other significant acquisitions by North Fork; and

o Eliminates FleetBoston as a potential higher bidder for Dime. FleetBoston has agreed not to bid for Dime and in return, North Fork has agreed to divert substantial value from Dime, and North Fork's own stockholders, by selling 17 branches and accepting a stock investment from FleetBoston on "sweetheart" terms.

Dime's board also noted that North Fork's offer destroys value by diverting significant funds to parties other than Dime's stockholders. North Fork's deal to issue warrants and to sell Dime branches to FleetBoston at less than market price, North Fork's proposed $50 million break-up fee to Hudson United, and an extra after-tax restructuring charge would squander as much as an estimated $270 million in value lost to Dime's stockholders, or approximately 14% of the estimated value of North Fork's offer.



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Dime also announced that the March 24th special meeting of stockholders to vote on the proposed merger with Hudson United has been postponed. Dime intends to send stockholders materials announcing the new meeting date in the near future.

Mr. Toal said, "Our stockholders need time to consider all the information being disseminated into the market by North Fork together with our responses to that information. We believe the materials recently published by North Fork contain numerous erroneous and misleading statements that North Fork will choose, or be required to, correct."

The Dime Savings Bank of New York, FSB (www.dime.com) is a regional bank currently serving consumers and businesses through 127 branches located throughout the greater New York City metropolitan area. Directly and through its mortgage-banking subsidiary, North American Mortgage Company (www.namc.com), Dime also provides consumer loans, insurance products and mortgage banking services throughout the United States.

Investors and security holders are advised to read Dime's proxy statement with respect to the proposed Dime and Hudson merger, and any amendments or supplements thereto when they become available, and any solicitation recommendation statement regarding North Fork's proposal when it becomes available, because each of these documents, filed with the Securities and Exchange Commission, contains, or will contain, important information. Investors and security holders may obtain a free copy of these documents currently available and such others when available and other documents filed by Dime with the SEC at the SEC's Internet web site at www.sec.gov. These documents may also be obtained for free from Dime by directing such requests to: Dime Bancorp, Inc., Investor Relations Dept., 589 Fifth Avenue, New York, New York, telephone:
(212) 326-6170.


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CONTACT:
Dime Bancorp, Inc., New York        Abernathy MacGregor Group, New York
Franklin Wright                     Mike Pascale/Rhonda Barnat
212/326-6170                        212/371-5999